Tri-Continental Corporation

March 14, 2016

Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, DC 20549

Re:	Tri-Continental Corporation (the “Fund”)

File Nos.: 333-104669 and 811-00266

Post-Effective Amendment to a Registration Statement on Form N-2

Dear Sir or Madam:

On behalf of the Fund, enclosed herewith for filing under the Securities Act of 1933 and the Investment Company Act of 1940, is Post-Effective Amendment No. 19 to the Registration Statement of Tri-Continental Corporation (the “Fund”) on Form N-2 (File Nos. 333-104669 and 811-00266).

This amendment is being filed for the purpose of updating information contained in the Prospectus and the Statement of Additional Information of the Fund since the Fund’s Post-Effective Amendment No. 18 was filed on April 30, 2015. No additional shares of the Fund are being registered. The changes include updates to financial information and other non-material changes.

If you have any questions or comments, please call the undersigned at (212) 716-2986 or Joseph D’Alessandro at (212) 850-1703.

Very truly yours,

/s/ Matthew B. Fleischer

Matthew B. Fleischer
Associate Counsel
Ameriprise Financial

225 Franklin Street ● Boston, MA 02110